SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

NGL Energy Partners LP

(Name of Issuer)

Common units representing limited partnership interests

(Title of Class of Securities)

62913M107

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62913M107

1	Name of Reporting Persons Hicks Oils & Hicksgas, Incorporated

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 4,088,257 (1)

	8	Shared Voting Power 0

	7	Sole Dispositive Power 4,088,257 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,088,257 (1)

10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (11) 14.0% (2)

12	Type of Reporting Person (See Instructions) CO

(1) Consists of 1,838,905 common units and 2,249,352 subordinated units held by Hicks Oils & Hicksgas, Incorporated.  The subordinated units have no expiration date and will convert on a one-for-one basis into common units at the end of the subordination period, as described in the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-172186), and as set forth in the Issuer’s Second Amended and Restated Agreement of Limited Partnership, as amended.

(2) Approximate figure based upon a total of the 23,296,253 common units and 5,919,346 subordinated units outstanding as of February 14, 2012, including (a) 21,796,253 common units outstanding as of November 11, 2011 per the Issuer’s Form 10-Q filed with SEC on November 14, 2011; (b) 1,500,000 common units issued on January 3, 2012 pursuant to the issuance described in the Issuer’s Form 8-K filed with the SEC on January 9, 2012; and (c) 5,919,346 subordinated units outstanding as of November 11, 2011 per the Issuer’s Form 10-Q filed with the SEC on November 14, 2011.  Not including the subordinated units, the Reporting Person may be deemed to have beneficial ownership over 1,838,905 common units or 7.9% of the 23,296,253 common units actually outstanding as of February 14, 2012.

CUSIP No. 62913M107

1	Name of Reporting Persons Shawn W. Coady

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	8	Shared Voting Power 4,088,257 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,088,257 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,088,257 (1)

10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (11) 14.0% (2)

12	Type of Reporting Person (See Instructions) IN

(1) Consists of 1,838,905 common units and 2,249,352 subordinated units held by Hicks Oils & Hicksgas, Incorporated.  The subordinated units have no expiration date and will convert on a one-for-one basis into common units at the end of the subordination period, as described in the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-172186), and as set forth in the Issuer’s Second Amended and Restated Agreement of Limited Partnership, as amended.

(2) Approximate figure based upon a total of the 23,296,253 common units and 5,919,346 subordinated units outstanding as of February 14, 2012, including (a) 21,796,253 common units outstanding as of November 11, 2011 per the Issuer’s Form 10-Q filed with SEC on November 14, 2011; (b) 1,500,000 common units issued on January 3, 2012 pursuant to the issuance described in the Issuer’s Form 8-K filed with the SEC on January 9, 2012; and (c) 5,919,346 subordinated units outstanding as of November 11, 2011 per the Issuer’s Form 10-Q filed with the SEC on November 14, 2011.  Not including the subordinated units, the Reporting Person may be deemed to have beneficial ownership over 1,838,905 common units or 7.9% of the 23,296,253 common units actually outstanding as of February 14, 2012.

CUSIP No. 62913M107

1	Name of Reporting Persons Todd M. Coady

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	8	Shared Voting Power 4,088,257 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,088,257 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,088,257 (1)

10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (11) 14.0% (2)

12	Type of Reporting Person (See Instructions) IN

(1) Consists of 1,838,905 common units and 2,249,352 subordinated units held by Hicks Oils & Hicksgas, Incorporated.  The subordinated units have no expiration date and will convert on a one-for-one basis into common units at the end of the subordination period, as described in the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-172186), and as set forth in the Issuer’s Second Amended and Restated Agreement of Limited Partnership, as amended.

(2) Approximate figure based upon a total of the 23,296,253 common units and 5,919,346 subordinated units outstanding as of February 14, 2012, including (a) 21,796,253 common units outstanding as of November 11, 2011 per the Issuer’s Form 10-Q filed with SEC on November 14, 2011; (b) 1,500,000 common units issued on January 3, 2012 pursuant to the issuance described in the Issuer’s Form 8-K filed with the SEC on January 9, 2012; and (c) 5,919,346 subordinated units outstanding as of November 11, 2011 per the Issuer’s Form 10-Q filed with the SEC on November 14, 2011.  Not including the subordinated units, the Reporting Person may be deemed to have beneficial ownership over 1,838,905 common units or 7.9% of the 23,296,253 common units actually outstanding as of February 14, 2012.

Item 1
Item 1(a)	Name of Issuer. NGL Energy Partners, LP
Item 1(b)	Address of Issuer’s Principal Executive Offices. 6120 South Yale Avenue Suite 805 Tulsa, Oklahoma 74136

Item 2
Item 2(a)	Name of Person(s) Filing. Hicks Oils & Hicksgas, Incorporated Shawn W. Coady Todd M. Coady
Item 2(b)	Address of Principal Business Office, or, if none, Residence. The principal business office of each Reporting Person is: 204 N. Route 54 Roberts, IL 60962
Item 2(c)	Citizenship. Hicks Oils & Hicksgas, Incorporated is an Illinois corporation. Shawn W. Coady is a United States citizen. Todd M. Coady is a United States citizen.
Item 2(d)	Title of Class of Securities. Common units representing limited partnership interests
Item 2(e)	CUSIP Number. 62913M107

Item 3	Reporting Person.
Not applicable.

Item 4	Ownership.

	Hicks Oils & Hicksgas, Incorporated	Shawn W. Coady	Todd M. Coady
Amount Beneficially Owned:	4,088,257	4,088,257	4,088,257
Percent of Class:	14.0%	14.0%	14.0%
Number of Shares as to which such persons has:
(i) Sole power to vote or direct the vote:	4,088,257	—	—
(ii) Shared power to vote or direct the vote:	—	4,088,257	4,088,257
(iii) Sole power to dispose or to direct the disposition of:	4,088,257	—	—
(iv) Shared power to dispose or to direct the disposition of:	—	4,088,257	4,088,257

The amounts beneficially owned consist of 1,838,905 common units and 2,249,352 subordinated units held by Hicks Oils & Hicksgas, Incorporated.  The subordinated units have no expiration date and will convert on a one-for-one basis into common units at the end of the subordination period, as described in the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-172186), and as set forth in the Issuer’s Second Amended and Restated Agreement of Limited Partnership, as amended.

The percentages of ownership above are approximate figures based upon a total of the 23,296,253 common units and 5,919,346 subordinated units outstanding as of February 14, 2012, including (a) 21,796,253 common units outstanding as of November 11, 2011 per the Issuer’s Form 10-Q filed with SEC on November 14, 2011; (b) 1,500,000 common units issued on January 3, 2012 pursuant to the issuance described in the Issuer’s Form 8-K filed with the SEC on January 9, 2012; and (c) 5,919,346 subordinated units outstanding as of November 11, 2011 per the Issuer’s Form 10-Q filed with the SEC on November 14, 2011.  Not including the subordinated units, each of the Reporting Persons may be deemed to have beneficial ownership over 1,838,905 common units or 7.9% of the 23,296,253 common units actually outstanding as of February 14, 2012.

Hicks Oils & Hicksgas, Incorporated is owned by Shawn W. Coady and Todd M. Coady.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (other than by Hicks Oils & Hicksgas, Incorporated, solely with respect to its direct holdings of units) that they are the beneficial owner of any of the units referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person (other than by Hicks Oils & Hicksgas, Incorporated, solely with respect to its direct holdings of units) except to the extent of such Reporting Person’s pecuniary interest, if any, in the units.

Item 5	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Hicks Oils & Hicksgas, Incorporated (CO) Shawn W. Coady (IN) Todd M. Coady (IN)

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012
HICKS OILS & HICKSGAS, INCORPORATED

	By:	/s/ Shawn W. Coady
	Name:	Shawn W. Coady
	Title:	Vice President

/s/ Shawn W. Coady
Shawn W. Coady

/s/ Todd M. Coady
Todd M. Coady

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a Statement on Schedule 13G with respect to the Common Units of NGL Energy Partners LP, and further agree to the filing of this Joint Filing Agreement as an Exhibit to such joint filings.  In addition, each party to this Joint Filing Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.  In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of February 14, 2012.

HICKS OILS & HICKSGAS, INCORPORATED

By:	/s/ Shawn W. Coady
Name:	Shawn W. Coady
Title:	Vice President

/s/ Shawn W. Coady
Shawn W. Coady

/s/ Todd M. Coady
Todd M. Coady